EXHIBIT 99.1

Western Copper and Gold Completes Private Placement

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRES

VANCOUVER, B.C., Feb. 08, 2018 (GLOBE NEWSWIRE) -- Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN) (NYSE American:WRN) announces that it has completed its previously announced non-brokered private placement (the “Private Placement”).

Under the Private Placement, the Company has issued 2,905,066 units (the “Units”) at a price of $1.15 per Unit for aggregate gross proceeds of $3.34 million.  Each Unit consists of one common share of the Company (a “Share”) and half of one non-transferable warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one additional Share at a price of $1.75 until February 8, 2020.

All Shares, including Shares issued upon exercise of Warrants, are subject to a hold period and may not be traded until June 9, 2018. The Company has also paid total finders’ fees of $43,154 in respect of the private Placement.

The following insiders (the “Insiders”) participated in the Private Placement: Paul West-Sells, President and CEO - 13,000 Units; Julien François, Chief Financial Officer - 20,000 Units; and Robert Gayton, Director - 15,000 Units. The participation in the Private Placement by the Insiders constitutes a “related party transaction” as defined in Multilateral Instrument 61-101 (“MI 61-101”).  This transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as neither the fair market value of the securities issued to, nor the consideration paid by any of the Insiders exceeds 25% of the Company's market capitalization.

The Company intends to use the net proceeds from the Private Placement for permitting and development of the Casino Project and for general corporate purposes.

The Company did not file a material change report more than 21 days before the expected closing of the Private Placement as the details of the participation therein by related parties of the Company were not settled until shortly prior to closing of the Private Placement and the Company wished to close on an expedited basis for sound business reasons.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada’s premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Paul West-Sells”

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

For more information, please contact:

Chris Donaldson
Manager, Corporate Development and Community
604.638.2520 or cdonaldson@westerncopperandgold.com

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, “forward-looking statements”). Forward-looking statements are often, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding the anticipated use of proceeds from the Private Placement. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties related the ability to raise sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.